

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2018

Robert M. Roche
Vice President and Chief Financial Officer
Carlisle Companies Inc.
16430 North Scottsdale Road
Suite 400
Scottsdale, AZ 85254

  Re: Carlisle Companies Inc.
    Form 10-K for the year ended December 31, 2017
    Filed February 16, 2018
    File No. 1-9278

Dear Mr. Roche:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2017

Management's Discussion and Analysis, page 14
Acquisitions, page 16

1. We note the divestiture of CFS was announced on February 1, 2018, was completed on March 20, 2018 and was accounted for as a discontinued operation as of March 31, 2018. Please tell us how you determined it was not appropriate to classify the CFS assets and liabilities as held for sale in accordance with ASC 205-20-45-1E.

Form 10-Q for the period ended March 31, 2018
Controls and Procedures, page 34

2. We note your statement "With the exception of the adoption of the new accounting

standard and integration activities described above, there were no changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." Please revise your disclosure to make an unqualified statement that, if true, there were no changes in your internal control over financial reporting during the last fiscal quarter that has materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jenn Do at (202) 551-3743 or Melissa N. Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Division of Corporation Finance
Office of Manufacturing and
Construction